SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 21, 2005

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒.

Announcement of LM Ericsson Telephone company, dated October 21, 2005, regarding Ericsson’s third quarter report 2005.

Third quarter report 2005 October 21, 2005

Ericsson reports continued solid financial performance

•	Net sales SEK 36.2 (31.8) b. in the quarter, SEK 106.2 (92.5) b. first nine months

•	Net income SEK 5.3 (4.3) b. in the quarter, SEK 15.8 (11.9) b. first nine months1)

•	Earnings per share SEK 0.34 (0.27) in the quarter, SEK 1.00 (0.75), first nine months1)

•	Industry two billion mobile subscriber mark passed – potential for three billion within five years

CEO COMMENTS

“The market continues to show good development with growth in mobile voice and data, broadband and in emerging markets in general,” says Carl-Henric Svanberg, President and CEO of Ericsson. “The two billion reported subscriber mark was passed in the quarter and three billion should be passed within five years. In parallel, usage is fueled by increased tariff competition and new service offerings.

We continue to outpace the market. Our ability to continuously drive operational excellence is confirmed by another quarter of strong performance. Through our leading product portfolio, including HSDPA, mobile and fixed softswitch and IMS, we continue to make strategic wins. The strong growth in services, especially managed services, confirms strong customer interest and our leading position in this area.

IP technology that opens up for converged services and new applications is quickly becoming a key focus area for operators. We are determined to secure a leading position also in this field and are directing our R&D investments accordingly. The development within IP technology has also renewed the interest for fixed network development and investments,” concludes Carl-Henric Svanberg.

FINANCIAL HIGHLIGHTS

2004 numbers restated in accordance with IFRS, please see www.ericsson.com/investors/doc/ifrs_statement.pdf. IAS 39 implemented as of January 1, 2005, related to financial instruments.

Income and cash flow

	Third quarter			Second quarter		Nine-month period
SEK b.	2005	2004	Change	2005	Change	2005	2004	Change
Net sales	36.2	31.8	14%	38.4	-6%	106.2	92.5	15%
Gross margin %	45.2%	47.1%	—	45.9%	—	46.4%	46.6%	—
Operating income	7.8	6.6	19%	8.3	-6%	22.7	17.8	28%
Operating margin %	21.6%	20.7%	—	21.6%	—	21.4%	19.2%	—
Income after financial items	8.0	6.4	—	8.5	—	23.3	17.5	—
Net income 1)	5.3	4.3	—	5.8	—	15.8	11.9	—
Earnings per share, SEK 1)	0.34	0.27	—	0.37	—	1.00	0.75	—
Cash flow before financial investing activities	-1.1	5.2	—	5.4	—	-2.2	12.4	—
Cash flow before financial investing activities excl. pension trust funding	-1.1	5.2	—	5.4	—	6.1	12.4	—

1)	Attributable to stockholders of the parent company, excluding minority interest.

Sales were up 14% year-over-year and showed a sequential decrease of 6%. The invoicing in the second quarter included equipment worth close to two billion Swedish crowns originally planned for the third quarter.

Currency exchange effects were basically flat in the quarter compared to rates one year ago. For the nine-month period, currency exchange effects impacted sales negatively by 2%.

Gross margin was 45.2% in the quarter. The slight decline in gross margin compared to the previous quarter is an effect of the quickly growing services business and a high proportion of network rollout. The operating margin was 21.6%, unchanged compared to the previous quarter.

Net effects of currency exchange differences on operating income compared to the rates one year ago were SEK -0.6 b. in the quarter.

Financial net amounted to SEK 0.2 b. for the quarter.

Cash flow before financial investing activities was SEK -1.1 b. in the third quarter. Currency exchange effects have negatively impacted reported cash flow and working capital by approximately SEK 2.0 b. Furthermore, accounts receivable and work in progress have increased as a result of a higher business activity, increased proportion of larger projects, and a normal seasonal build up for the fourth quarter sales.

Balance sheet and other performance indicators

SEK b.	Nine months 2005	Six months 2005	Three months 2005	Full year 2004
Net cash	41.3	42.4	43.1	42.9
Interest-bearing provisions and liabilities	29.3	29.8	28.4	33.6
Days sales outstanding	102	90	97	75
Inventory turnover	4.5	4.4	4.0	5.7
Net customer financing	4.5	4.4	4.2	3.6
Equity ratio	49.2%	46.5%	46.5%	43.8%

The equity ratio is 49.2%, an increase by 5.4 percentage points during the nine-month period. Net cash decreased by SEK 1.1 b. in the quarter to SEK 41.3 (42.4) b., mainly as a consequence of higher business activity.

Days sales outstanding were 102 days, an increase by 12 days compared to the second quarter due to a higher proportion of sales from markets with longer payment conditions. Inventories, including work in progress, were up in the quarter by SEK 0.5 b. to SEK 19.8 (19.3) b.

Net reduction of deferred tax assets amounted to SEK 2.0 b. in the third quarter. The balance decreased from SEK 20.8 b. at year-end 2004 to SEK 16.9 b.

Cash outlays related to restructuring amounted to SEK 0.2 b. for the quarter. Approximately SEK 2.1 b. of restructuring charges remains to be used during 2005 and beyond.

MARKET AND BUSINESS HIGHLIGHTS

There is a steady increase in both subscribers and usage, which further contributes to the solid long-term industry growth. Emerging markets are the primary driver for this subscriber growth. As an example of the high growth, Africa has passed 100 million GSM users.

In mature markets, growth is primarily driven by new and richer services. Mobile and fixed broadband access is quickly growing. The upgrade to broadband access will lead to an increase in voice and data traffic generating an accelerating demand for transmission capacity.

Intensified tariff competition is resulting in increasing usage. This has already occurred in the US and is now obvious also in Western Europe. As a consequence of falling tariffs and increasing traffic, the focus on operational efficiency and business models is increasing.

The WCDMA rollout continues across all markets with strong momentum for HSDPA. With HSDPA, operators will be able to offer their customers a new level of services with music and video downloads, TV, and enterprise services.

Triple play, which brings together telephony, Internet and broadcast media, continues to be in focus for both mobile and fixed operators. Convergence creates opportunities to offer such services across fixed and mobile networks. Our recent announcement of a converged IMS and triple play trial together with Rogers Communications Inc. in Canada underlines the accelerated interest for convergence.

As operators meet changing consumer demands and increased competition, their focus on the services area increases. In this environment, our services offering is a key ingredient in assisting operators to lower costs and offer richer content services.

Regional overview

Western Europe sales were basically flat year-over-year. Italy and Spain showed strong development in the quarter. Eastern Europe, Middle East and Africa sales grew 8% year-over-year. African markets also showed good development with strong sales in South Africa.

Asia Pacific sales were up by 20% year-over-year. Australia, India, Indonesia and Japan showed particularly strong development. Sales in China were down in the quarter. Subscriber and usage growth continues on high levels while operators are preparing themselves for 3G.

North American sales rebounded strongly and showed a 35% increase year-over-year. The intense competition on service quality and service offering continues in all areas of the market. This involves traditional fixed and mobile operators as well as cable-TV companies and stimulates further investments.

Latin America showed a positive development, and sales grew by 40% year-over-year through continued strong GSM sales. Brazil and Mexico in particular contributed to the strong sales increase.

Subscriber growth

During the quarter, 12 new WCDMA networks were commercially launched, bringing the total to approximately 80. Ericsson is a supplier to 44 of these networks. WCDMA subscriptions grew approximately six million to more than 34 million during the quarter and have increased by 18 million during the first nine months of 2005.

Net subscriber additions exceeded 100 million in the quarter. At the end of the quarter, worldwide subscription penetration was 32% with, more than two billion subscriptions in total, of which almost 1.6 billion GSM. The strong subscriber additions continue and the global number of subscriptions is expected to pass three billion within five years.

OUTLOOK

All estimates are measured in USD and refer to market growth compared to previous year.

The traffic growth in the world’s mobile networks is expected to continue as a result of both new services and new subscribers. For 2005 we continue to believe that the global mobile systems market, measured in USD, will show moderate growth compared to 2004.

We maintain our view that the addressable market for professional services will show good growth.

For 2006 we believe that the global mobile systems market, measured in USD, will show moderate growth compared to 2005

We also believe that the addressable market for professional services will continue to show good growth in 2006.

With our technology leadership and global presence we are well positioned to take advantage of these market opportunities.

SEGMENT RESULTS

2004 numbers restated in accordance with IFRS, please see www.ericsson.com/investors/doc/ifrs_statement.pdf. IAS 39 implemented as of January 1, 2005, related to financial instruments.

Systems

	Third quarter			Second quarter		Nine-month period
SEK b.	2005	2004	Change	2005	Change	2005	2004	Change
Net sales	33.9	29.6	15%	36.1	-6%	99.1	86.1	15%
Mobile networks	26.8	23.8	13%	28.8	-7%	79.0	69.1	14%
Fixed networks	1.1	1.0	11%	1.1	1%	3.3	3.0	9%
Professional services	6.0	4.8	25%	6.2	-3%	16.8	14.0	20%
Operating income	7.1	5.9	—	8.2	—	21.5	15.3	—
Operating margin	21%	20%	—	23%	—	22%	18%	—

Sales in mobile networks grew by 13% year-over-year, and in constant currencies, 16% for the nine-month period. The lower operating margin compared to the previous quarter is an effect of lower sales and a high level of network rollouts.

In the evolution from GSM to WCDMA, most customers are deploying networks that combine GSM and WCDMA. Of radio access sales, 53% was WCDMA/EDGE related. The strong subscriber growth continues and supports the growth in mobile networks sales.

Global Services sales (ie network rollout plus professional services) increased close to 30% year-over-year. Sales of professional services developed strongly during the quarter and grew 25% year-over-year Supporting this growth, the number of employees within the services area grew by 800 in the quarter.

Other Operations

	Third quarter			Second quarter		Nine-month period
SEK b.	2005	2004	Change	2005	Change	2005	2004	Change
Net sales	2.5	2.8	-12%	2.7	-6%	7.9	8.1	-2%
Operating income	0.1	0.2	—	-0.1	—	0.1	0.8	—
Operating margin	5%	9%	—	-4%	—	1%	10%	—

Other Operations sales decreased by 12% year-over-year, mainly due to a softer demand for defense systems and Ericsson Power Modules. Ericsson Mobile Platforms continues to show particularly strong development. Cables also showed good development as a result of an increased optical fiber broadband rollout.

SONY ERICSSON MOBILE COMMUNICATIONS

For information on transactions with Sony Ericsson Mobile Communications, please see Financial statements and additional information.

Sony Ericsson Mobile Communications (Sony Ericsson) reported units shipped up 29% year-over-year and 17% sequentially, reflecting a solid growth and market share gain. The increased investment in product development and marketing is starting to yield benefits. Sales increased by 22% year-over-year. Ericsson’s share in Sony Ericsson’s income before tax was SEK 0.7 b. for the quarter. The joint venture has now reached positive accumulated earnings, a significant milestone.

PARENT COMPANY INFORMATION

Net sales for the nine-month period amounted to SEK 0.9 (1.2) b. and income after financial items was SEK 6.6 (7.6) b.

Major changes in the Parent Company’s financial position for the nine-month period include increased short- and long-term receivables from subsidiaries of SEK 4.0 b. and decreased other current receivables of SEK 4.7 b. Current and long-term liabilities to subsidiaries decreased by SEK 10.2 b. At the end of the quarter, cash and short-term cash investments amounted to SEK 65.7 (71.9) b.

In accordance with the conditions of the Stock Purchase Plans and Option Plans for Ericsson employees, 17,724,805 shares from treasury stock were sold or distributed to employees during the third quarter. The holding of treasury stock at September 30, 2005, was 275,267,862 class B shares.

Stockholm, October 21, 2005

Carl-Henric Svanberg

President and CEO

Date for next report: January 31, 2006

AUDITORS’ REPORT

We have reviewed the report for the third quarter ended September 30, 2005, for Telefonaktiebolaget LM Ericsson (publ.). We conducted our review in accordance with the recommendation issued by FAR. A review is limited primarily to enquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim report does not comply with the requirements for interim reports in the Annual Accounts Act and IAS 34.

Stockholm, October 21, 2005

Bo Hjalmarsson	Peter Clemedtson	Thomas Thiel
Authorized Public Accountant	Authorized Public Accountant	Authorized Public Accountant
PricewaterhouseCoopers AB	PricewaterhouseCoopers AB

EDITOR’S NOTE

To read the complete report with tables please go to:

http://www.ericsson.com/investors/financial_reports/2005/9month05-en.pdf

Ericsson invites the media, investors and analysts to a press conference at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, at 09.00 (CET), October 21.

An analyst and media conference call will begin at 15.00 (CET).

Live audio web casts of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors.

FOR FURTHER INFORMATION, PLEASE CONTACT

Henry Sténson, Senior Vice President,
Communications	Media
Phone: +46 8 719 4044	Pia Gideon, Vice President,
E-mail: investor.relations@ericsson.com or	Market and External Communications
press.relations@ericsson.com	Phone: +46 8 719 2864, +46 70 519 8903;
E-mail: press.relations@ericsson.com
Investors
Gary Pinkham, Vice President,	Åse Lindskog, Director,
Investor Relations	Head of Media Relations
Phone: +46 8 719 0000;	Phone: +46 8 719 9725, +46 730 244 872;
E-mail: investor.relations@ericsson.com	E-mail: press.relations@ericsson.com

Susanne Andersson, Investor Relations,	Ola Rembe, Director,
Phone: +46 8 719 4631	Media Relations
E-mail: investor.relations@ericsson.com	Phone: +46 8 719 9727, +46 730 244 873;
E-mail: press.relations@ericsson.com
Glenn Sapadin, Investor Relations,
North America
Phone: +1 212 843 8435;
E-mail: investor.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680

Torshamnsgatan 23

SE-164 83 Stockholm

Phone: +46 8 719 00 00

www.ericsson.com

Safe Harbor Statement of Ericsson under the Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; and (xii) plans to launch new products and services.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) further reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

ERICSSON

CONSOLIDATED INCOME STATEMENT

	Jul - Sep			Jan - Sep
SEK million	2005	2004	Change	2005	2004	Change
Net sales	36,245	31,836	14%	106,156	92,542	15%
Cost of sales	-19,862	-16,849		-56,872	-49,413

Gross margin	16,383	14,987	9%	49,284	43,129	14%
Gross margin %	45.2%	47.1%		46.4%	46.6%
Research and development and other technical expenses	-6,135	-5,876		-18,076	-16,617
Selling & Administrative expenses	-3,932	-3,669		-11,468	-11,919

Operating expenses	-10,067	-9,545		-29,544	-28,536
Other operating revenues and costs	836	492		1,608	1,467
Share in earnings of JV and associated companies	673	656		1,382	1,713

Operating income	7,825	6,590	19%	22,730	17,773	28%
Operating margin %	21.6%	20.7%		21.4%	19.2%
Financial income	697	966		2,291	2,885
Financial expenses	-490	-1,163		-1,759	-3,205

Income after financial items	8,032	6,393		23,262	17,453
Taxes	-2,649	-2,008		-7,440	-5,346

Net income	5,383	4,385	23%	15,822	12,107	31%
Net income attributable to stockholders of the parent company	5,314	4,349		15,774	11,921
Net income attributable to minority interest	69	36		48	186

Net income	5,383	4,385		15,822	12,107
Other information
Average number of shares, basic (million)	15,845	15,830		15,838	15,828
Earnings per share, basic (SEK) 1)	0.34	0.27		1.00	0.75
Earnings per share, diluted (SEK) 1)	0.33	0.27		0.99	0.75
Reconciliation of Net income from Swedish GAAP to IFRS
Net income, Swedish GAAP		4,764			13,047
Reclassification of minority interest		36			186
Reversal of amortization of goodwill		137			364
Stock Option Plans		-12			-37
Amortization of capitalization of development costs		-750			-2,018
Taxes		210			565

Net income, IFRS		4,385			12,107

1)	Based on Net income attributable to stockholders of the parent company

ERICSSON

CONSOLIDATED BALANCE SHEET

SEK million	Sep 30 2005	Jun 30 2005	Dec 31 2004	Jan 1 2005	Sep 30 2004
ASSETS
Fixed assets
Intangible assets
Capitalized development expenses	6,462	7,042	8,091	8,091	8,936
Goodwill	7,183	6,994	5,766	5,766	6,169
Other	1,115	899	748	748	700
Tangible assets	6,439	6,489	5,845	5,845	5,743

Financial assets
Equity in JV and associated companies	5,487	5,047	4,155	4,155	3,996
Other investments	794	807	543	954	547
Long-term customer financing	1,349	1,608	2,150	2,150	2,222
Deferred tax assets	16,897	18,945	20,766	20,689	21,984
Other long-term receivables	2,264	2,493	1,236	2,173	1,267

	47,990	50,324	49,300	50,571	51,564

Current assets
Inventories	19,775	19,281	14,003	14,003	16,451

Receivables
Accounts receivable - trade	41,339	38,415	32,644	31,688	31,031
Short-term customer financing	3,109	2,794	1,446	1,446	1,194
Other receivables	12,637	11,356	12,239	15,814	10,923
Short-term investments	47,474	55,863	46,142	46,142	29,306
Cash and cash equivalents	23,112	16,340	30,412	30,412	43,302

	147,446	144,049	136,886	139,505	132,207

Total assets	195,436	194,373	186,186	190,076	183,771

EQUITY AND LIABILITIES

Equity
Stockholders’ Equity	95,465	89,584	80,445	81,934	76,000
Minority interest in equity of consolidated subsidiaries	781	858	1,057	1,057	1,164

	96,246	90,442	81,502	82,991	77,164

Long-term liabilities
Pensions	1,899	1,858	10,087	10,087	10,358
Other long-term provisions	1,042	894	1,146	1,146	1,483
Notes and bond loans	11,662	11,825	19,844	20,781	21,008
Liabilities to financial institutions	2,486	2,731	1,993	1,993	2,112
Other long-term liabilities	2,580	2,420	1,856	1,856	1,731

	19,669	19,728	34,926	35,863	36,692

Current liabilities
Current provisions	21,814	23,277	24,053	24,502	24,292
Interest-bearing liabilities	13,205	13,346	1,719	1,719	2,335
Accounts payable	11,702	11,767	10,988	10,782	9,924
Other current liabilities	32,800	35,813	32,998	34,219	33,364

	79,521	84,203	69,758	71,222	69,915

Total Equity and liabilities	195,436	194,373	186,186	190,076	183,771

Of which interest-bearing provisions and liabilities	29,252	29,760	33,643	34,580	35,813
Net cash	41,334	42,443	42,911	41,974	36,795
Assets pledged as collateral 1)	907	881	7,985	7,985	7,716
Contingent liabilities	1,584	1,365	1,014	1,014	1,784

1)	The major part of the decrease in assets pledged as collateral is attributable to the funding of the Swedish Pension Trust

ERICSSON

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jul - Sep		Jan - Sep		Jan - Dec
SEK million	2005	2004	2005	2004	2004
Net income attributable to stockholders of the parent company	5,314	4,349	15,774	11,921	17,539
Adjustments to reconcile net income to cash	3,676	3,066	8,104	7,215	10,490

	8,990	7,415	23,878	19,136	28,029
Changes in operating net assets
Inventories	-544	-1,847	-4,148	-5,483	-3,432
Customer financing, short-term and long-term	10	-441	-169	785	-65
Accounts receivable	-2,908	617	-6,349	1,033	-1,403
Other	-5,282	765	-11,606	721	-650

Cash flow from operating activities	266	6,509	1,606	16,192	22,479
Product development	- 293	-330	-748	-792	-1,146
Other investing activities	-1,032	-1,002	-3,037	-3,044	-3,642

Cash flow from operating investing activities	-1,325	-1,332	-3,785	-3,836	-4,788

Cash flow before financial investing activities	-1,059	5,177	-2,179	12,356	17,691

Short-term investments	8,389	5,525	-1,332	-9,214	-26,050
Cash flow from investing activities	7,064	4,193	-5,117	-13,050	-30,838

Cash flow before financing activities	7,330	10,702	-3,511	3,142	-8,359

Dividends paid	- 113	-142	-4,089	-152	-292
Other equity transactions	74	2	93	9	15
Other financing activities	- 148	-10,361	777	-13,056	-14,281

Cash flow from financing activities	- 187	-10,501	-3,219	-13,199	-14,558
Effect of exchange rate changes on cash	- 371	-71	-570	244	214

Net change in cash	6,772	130	-7,300	-9,813	-22,703
Cash and cash equivalents, beginning of period	16,340	43,172	30,412	53,115	53,115

Cash and cash equivalents, end of period	23,112	43,302	23,112	43,302	30,412

CHANGES IN EQUITY

	Jan - Sep 2005			Jan - Dec 2004			Jan - Sep 2004
SEK million	Stock- holders’ Equity	Minority interest	Total Equity	Stock- holders’ Equity	Minority interest	Total Equity	Stock- holders’ Equity	Minority interest	Total Equity
Opening balance	80,445	1,057	81,502	63,820	2,299	66,119	63,820	2,299	66,119
Adjustment for IAS 39	1,489	—	1,489	—	—	—	—	—	—

Opening balance in accordance with new accounting principle	81,934	1,057	82,991	63,820	2,299	66,119	63,820	2,299	66,119
Stock issue, net	—	17	17	—	—	—	—	—	—
Sale of own shares	93	—	93	15	—	15	9	—	9
Stock Purchase and Stock Option Plans	162	—	162	204	—	204	140	—	140
Dividends paid	-3,959	-130	-4,089	—	-292	-292	—	-152	-152
Business combinations	—	-330	-330	—	-1,182	-1,182	—	-1,176	-1,176
Changes in cumulative translation effects due to changes in foreign currency exchange rates	3,622	119	3,741	-1,135	-65	-1,200	110	7	117
Changes in hedge reserve	-2,010	—	-2,010	—	—	—	—	—	—
Revaluation of other investments	-151	—	-151	—	—	—	—	—	—
Adjustment of cost for stock issue 2002	—	—	—	2	—	2	—	—	—
Net income	15,774	48	15,822	17,539	297	17,836	11,921	186	12,107

Closing balance	95,465	781	96,246	80,445	1,057	81,502	76,000	1,164	77,164

Reconciliation of Equity Sep 30, 2004 from Swedish GAAP to IFRS
Closing balance, Swedish GAAP	72,481
Reclassification of minority interest	1,164
Capitalization of development costs	3,161
Goodwill	358

Closing balance, IFRS	77,164
Reconciliation of Equity Dec 31, 2004 from Swedish GAAP to IFRS
Closing balance, Swedish GAAP	77,299
Reclassification of minority interest	1,057
Capitalization of development costs	2,699
Goodwill	447

Closing balance, IFRS	81,502
Reconciliation of Equity Dec 31, 2004 according to IFRS and Jan 1, 2005 including IAS 39
Closing balance, IFRS	81,502
Hedge Reserve	1,155
Revaluation of other investments	334

Opening balance Jan 1, 2005	82,991

ERICSSON

CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2005			2004
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	36,245	38,444	31,467	39,430	31,836	32,595	28,111
Cost of sales	-19,862	-20,797	-16,213	-21,451	-16,849	-17,020	-15,544

Gross margin	16,383	17,647	15,254	17,979	14,987	15,575	12,567
Gross margin %	45.2%	45.9%	48.5%	45.6%	47.1%	47.8%	44.7%
Research and development and other technical expenses	-6,135	-6,267	-5,674	-6,804	-5,876	-5,291	-5,450
Selling & Administrative expenses	-3,932	-3,895	-3,641	-4,002	-3,669	-4,384	-3,866

Operating expenses	-10,067	-10,162	-9,315	-10,806	-9,545	-9,675	-9,316
Other operating revenues and costs	836	425	347	1,150	492	811	164
Share in earnings of JV and assoc. companies	673	393	316	610	656	539	518

Operating income	7,825	8,303	6,602	8,933	6,590	7,250	3,933
Operating margin %	21.6%	21.6%	21.0%	22.7%	20.7%	22.2%	14.0%
Financial income	697	881	713	656	966	987	932
Financial expenses	-490	-696	-573	-876	-1,163	-909	-1,133

Income after financial items	8,032	8,488	6,742	8,713	6,393	7,328	3,732
Taxes	-2,649	-2,693	-2,098	-2,984	-2,008	-2,286	-1,052

Net income	5,383	5,795	4,644	5,729	4,385	5,042	2,680
Net income attributable to stockholders of the parent company	5,314	5,843	4,617	5,618	4,349	4,969	2,603
Net income attributable to minority interest	69	-48	27	111	36	73	77

Net income	5,383	5,795	4,644	5,729	4,385	5,042	2,680
Average number of shares, basic (million)	15,845	15,835	15,756	15,832	15,830	15,829	15,749
Earnings per share, basic (SEK) 1)	0.34	0.37	0.29	0.35	0.27	0.31	0.16
Earnings per share, diluted (SEK) 1)	0.33	0.37	0.29	0.35	0.27	0.31	0.16
Reconciliation of net income from Swedish GAAP to IFRS
Net income, Swedish GAAP				5,977	4,764	5,290	2,993
Reclassification of minority interest				111	36	73	77
Reversal of amortization of goodwill				111	137	113	114
Stock Option Plans				-8	-12	-12	-13
Amortization of capitalization of development costs				-644	-750	-586	-682
Taxes				182	210	164	191

Net income, IFRS				5,729	4,385	5,042	2,680

1)	Based on Net income attributable to stockholders of the parent company

Accounting policies, Ericsson adoption of IAS/IFRS in 2005

This interim report is in accordance with IAS 34. In June 2002, the EU’s Council of Ministers adopted the so-called IAS 2005 regulation. From year 2005, all exchange-listed companies within EU shall prepare and issue Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS), formerly known as International Accounting Standards (IAS). The term IFRS used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by Standards Interpretation Committee (SIC) and International Financial Reporting Standards Committee (IFRIC).

As from 2005, Ericsson will issue Consolidated Financial Statements prepared in accordance with IFRS adopted by EU. The Annual Report for 2005 as well as Interim Reports will include one comparison year, 2004, which will be restated in accordance with IFRS. As a result, January 1, 2004, is the date of transition to IFRS for Ericsson. The two standards IAS 32 and 39 are adopted as from January 1, 2005 as allowed by IFRS 1 First-time Adoption of International Financial Reporting Standards. An opening balance per January 1, 2005, including the effects of IAS 32 and 39 have been prepared. IAS 39 has been amended during 2005. According to this amendment, forecasted internal transactions can be designated as cash flow hedges of foreign exchange risk. Ericsson has chosen to partly designate and report hedges of forecasted transactions in accordance with this amendment. The amendment has not yet been adopted by EU, but is expected to be adopted before end of 2005.

The information below on expected effects is preliminary and could change since the IFRS standards may be revised during 2005. We will update the restated information for any such changes if and when they are made.

Comparison and information about effects

The rules for first-time adoption of IFRS are set out in IFRS 1. IFRS 1 requires one comparative year to be presented and an opening IFRS balance sheet at the date of transition to IFRS to be prepared. The transition date for Ericsson is January 1, 2004.

In general, the accounting policies applied in the opening balance shall comply with each IFRS effective at the reporting date. Some exceptions from full retrospective application are granted, however. When preparing the IFRS opening balance, the following optional exceptions from full retrospective application of IFRS accounting policies will be applied:

•	Business combinations (IFRS 3): no restatement of business combinations prior to 2004 is made. IFRS 3 is applied prospectively from January 1, 2004.

•	Property, plant and equipment (IAS 16): prior revaluations are treated as deemed cost and no restatement made.

•	Employee Benefits (IAS 19): adoption of IAS 19 is not considered a transition effect since the Swedish standard RR 29 was implemented from January 1, 2004. RR 29 is, in almost every aspect, similar to IAS 19. Accumulated actuarial gains and losses for defined benefit plans were recognized in full in the pension liability and equity at transition date.

•	IAS 32 and 39 are applied from January 1, 2005, only and no restate of comparative information is necessary. Financial assets, liabilities and derivatives are accounted for in accordance with IAS 32 and 39 as from January 1, 2005.

Ericsson has until the end of 2004 prepared its consolidated financial statements in accordance with Swedish GAAP, which in recent years have been adapted to IAS/IFRS to a high degree. This, together with the optional exceptions described above, limits the effects of the adoption of IFRS to the following most significant elements:

•	Retrospective capitalization of development costs and amortization of such costs (IAS 38)

•	The cessation of goodwill amortizations (IFRS 3 and IAS 38)

•	The fair value of outstanding employee share options (IFRS 2) and recognition as expense for such share-based employee compensation in the income statement

•	The inclusion of financial instruments at fair value on the balance sheet (IAS 39) and recycling of gains and losses on cash flow hedges through equity (from January 1, 2005).

Employee benefits are already reported according to IAS 19 since the implementation of RR 29 as of January 1, 2004.

The forthcoming rules:

IAS 38 – Intangible assets

When adopting the Swedish accounting standard RR 15 Intangible assets in 2002, the standard was implemented prospectively, i.e. no restatement was allowed, whereas IAS 38 Intangible assets shall be implemented retrospectively. The capitalization according to Swedish GAAP during 2002–2004 has been the same as per IFRS. Retrospective application lead to an increase in the opening balance of intangible assets as of January 1, 2004, due to capitalized development costs related to periods prior to 2002, and increased amortizations on such assets during 2004 and onwards. The opening balance for 2004 is equal to the closing balance according to US GAAP per December 31, 2003, since capitalization of development costs has been made for US GAAP purposes historically. Due to the restatement to IFRS, intangible assets increased by SEK 6,408 million, deferred tax assets decreased by SEK 1,794 million and equity increased by SEK 4,614 million respectively. As a result amortization for 2004 increased by SEK 2,660 million under IFRS.

IFRS 3 – Business combinations including goodwill

Rules applying to reporting of business combinations (IFRS 3) will result in changes in reporting of acquisitions of companies. A more detailed purchase price allocation is to be made, in which fair value is also assigned to acquired intangible assets, such as customer relations, brands and patents. Goodwill arises when the purchase price exceeds the fair value of acquired net assets. Goodwill arising from acquisitions is no longer amortized but instead subject to impairment review; both annually and when there are indicators that the carrying value may not be recoverable.

In Ericsson’s reporting during 2005, acquisitions carried out in 2004 are accounted for in accordance with the new rules. There will be no adjustments for acquisitions prior to the transition date, January 1, 2004. The value of goodwill is frozen at January 1, 2004, and amortization reported under Swedish GAAP for 2004 is reversed in the IFRS restatements for 2004.

For Ericsson, the new standard result in an increase in reported operating profit for 2004 of SEK 475 million. No difference in reported net income attributable to stockholders of the parent company arises as a result of acquisitions carried out in 2004.

IFRS 2 – Share-based Payments

Ericsson has chosen not to apply IFRS 2 to equity instruments granted before November 7, 2002. For one employee option program, granted after November 7, 2002, and not yet vested by January 1, 2005, Ericsson recognizes a charge to income representing the fair value at grant date of the outstanding employee options. The fair value of the options was calculated using an option-pricing model. The total costs are recognized during the vesting period (3 years). The impact on operating profit is a charge of SEK 45 million in 2004 and estimated to SEK 19 million in 2005.

For other programs there are no material differences.

IAS 32 and 39 – Financial Instruments and Hedging

IAS 32 and 39 are standards that deal with disclosure, presentation, recognition and measurement of financial instruments. These standards are applied from January 1, 2005.

From 1 January 2005, Ericsson classifies its investments in the following categories for valuation purposes: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired.

(a) Financial assets at fair value through profit or loss

This category has two sub-categories:

•	Financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current.

•	Assets designated at fair value through profit or loss at inception. Ericsson has currently no investments in this category.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and with no intention of trading. Loans and receivables are accounted for at amortized cost. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets.

(c) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. Held to maturity investments are accounted for at amortized cost. Ericsson did not hold any investments in this category during the period.

(d) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Available for sale financial assets are accounted for at fair value with changes in fair value recorded in equity until disposal of the investment. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Derivatives are recognized at fair value on the balance sheet. Subsequent changes in fair value of derivatives are recognized in the income statement, unless the derivative is a hedging instrument in (i) a cash flow hedge or (ii) a hedge of a net investment in a foreign operation. In those cases, the effective portion of fair value changes of the derivative will be recognized in equity until the hedged transaction affects the income statement, at which moment the accumulated deferred amount in equity is recycled to the income statement. Fair value for derivative financial instruments are based upon externally quoted prices when available and estimated using fair value techniques using market rates for discounting of future cash flows.

For derivatives assigned as (iii) fair value hedges, fair value changes on both the derivative and the hedged item, attributable to the hedged risk, will be recognized in the income statement and offset each other to the extent the hedge is effective.

The opening balance January 1, 2005, was affected by SEK 3,556 million in assets, SEK 1,952 million in liabilities and SEK 1,155 million in equity net of deferred tax as a result of accounting for derivatives at fair value.

Other investments are under Swedish GAAP reported at the lower of acquisition cost or fair value. Those investments will be reported at fair value under IAS 39, and since they will be classified as Available-for-sale under IAS 39, changes in the fair value will be recognized directly in equity, unless impairment is determined. For investments in quoted companies, fair values are determined based on share prices at the balance sheet date and for non-quoted investments, fair values are estimated.

The effect in the opening balance January 1, 2005, is an increase of SEK 411 million in assets and an increase of SEK 334 million in the equity, net of deferred tax.

IAS 19 – Employee Benefits

Ericsson reports pensions and similar benefits according to IFRS (IAS 19), which is similar to RR 29 that was implemented from January 1, 2004. The effect of adoption of IAS 19 is therefore not considered a transition effect. The reporting of pensions for Ericsson will continue to be in accordance with URA 43 awaiting further guidance.

The restatement for RR 29 resulted in an increased pension liability, reduced equity and increased deferred tax assets in the opening balance of 2004 under Swedish GAAP. The effect of implementing RR 29 was communicated in the first quarter interim report 2004. After taking into account the tax effects, the impact on stockholders’ equity was a charge of SEK 1,275 million. Actuarial gains and losses were recognized in the opening balance. No other impact will occur according to IAS 19.

Impact of IFRS on the Statement of Cash Flows

According to IAS 7 “Cash Flow”, Ericsson will define cash and cash equivalents to include only short-term highly liquid investments with remaining maturity at acquisition date of three months or less. Under Swedish praxis, a broader interpretation was earlier made, where also readily marketable securities designated for liquidity management purposes only and with a low risk for value changes and with a maturity exceeding three months were included. The restated statements of cash flow for 2004 and the opening balance for the Ericsson group according to IAS 7 will therefore reflect cash and cash equivalents that are different to those previously reported under Swedish GAAP.

Reclassification of provisions

In accordance with IAS 1 Presentation of Financial Statements, provisions need to be presented as both current and non-current. A liability shall be classified as current when it satisfies any of the following criteria: a) it is expected to be settled in the entity’s normal operating cycle; (b) it is held primarily for the purpose of being traded; (c) it is due to be settled within twelve months after the balance sheet date; or (d) the entity does not have an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date. All other liabilities shall be classified as non-current. Accordingly, Ericsson has reclassified provisions in the balance sheet to current and non-current liabilities under IFRS. The operating cycle for Ericsson is approximately 24 months.

Parent Company information

The Parent Company has adopted RR 32 “Reporting in separate financial statements” as from January 1, 2005. RR 32 requires the Parent Company to use similar accounting principles as for the Group, i.e. IFRS to the extent allowed by RR 32. The adoption of RR 32 has not had any effect on the reported profit or loss for 2004 or for the six month period ended June 30, 2005. As allowed by the transition rules in RR 32, the Parent Company has decided to adopt IAS 39 “Financial instruments Recognition and Measurement”, to the extent allowed by the Annual Accounts Act as from January 1, 2006. The most significant impact of this is expected to be the recognition of derivatives financial instruments at fair value on the balance sheet.

NET SALES BY SEGMENT BY

SEK million

	2005			2004
Isolated quarters	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Systems	33,939	36,138	29,002	36,798	29,627	30,380	26,092
- Mobile Networks	26,763	28,770	23,450	29,096	23,773	24,241	21,081
- Fixed Networks	1,137	1,130	1,048	1,519	1,027	1,129	896
Total Network Equipment	27,900	29,900	24,498	30,615	24,800	25,370	21,977
- Of which Network Rollout	3,579	3,595	2,748	3,621	2,648	2,490	2,205
Professional Services	6,039	6,238	4,504	6,183	4,827	5,010	4,115
Other Operations	2,502	2,670	2,712	3,306	2,828	2,806	2,449
Less: Intersegment Sales	-196	-364	-247	-674	-619	-591	-430

Total	36,245	38,444	31,467	39,430	31,836	32,595	28,111

	2005			2004
Sequential change	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Systems	-6%	25%	-21%	24%	-2%	16%	-22%
- Mobile Networks	-7%	23%	-19%	22%	-2%	15%	-18%
- Fixed Networks	1%	8%	-31%	48%	-9%	26%	-60%
Total Network Equipment	-7%	22%	-20%	23%	-2%	15%	-21%
- Of which Network Rollout	0%	31%	-24%	37%	6%	13%	-31%
Professional Services	-3%	38%	-27%	28%	-4%	22%	-28%
Other Operations	-6%	-2%	-18%	17%	1%	15%	-23%
Less: Intersegment Sales	-46%	47%	-63%	9%	5%	37%	-17%

Total	-6%	22%	-20%	24%	-2%	16%	-22%

	2005			2004
Year over year change	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Systems	15%	19%	11%	10%	14%	20%	9%
- Mobile Networks	13%	19%	11%	14%	20%	28%	19%
- Fixed Networks	11%	0%	17%	-32%	-39%	-48%	-53%
Total Network Equipment	13%	18%	11%	10%	15%	20%	12%
- Of which Network Rollout	35%	44%	25%	13%	-5%	-2%	-14%
Professional Services	25%	25%	9%	8%	9%	22%	-7%
Other Operations	-12%	-5%	11%	4%	13%	11%	4%
Less: Intersegment Sales	-68%	-38%	-43%	29%	65%	308%	-8%

Total	14%	18%	12%	9%	14%	18%	9%

	2005			2004
Year to Date	0509	0506	0503	0412	0409	0406	0403
Systems	99,079	65,140	29,002	122,897	86,099	56,472	26,092
- Mobile Networks	78,983	52,220	23,450	98,191	69,095	45,322	21,081
- Fixed Networks	3,315	2,178	1,048	4,571	3,052	2,025	896
Total Network Equipment	82,298	54,398	24,498	102,762	72,147	47,347	21,977
- Of which Network Rollout	9,922	6,343	2,748	10,964	7,343	4,695	2,205
Professional Services	16,781	10,742	4,504	20,135	13,952	9,125	4,115
Other Operations	7,884	5,382	2,712	11,389	8,083	5,255	2,449
Less: Intersegment Sales	-807	-611	-247	-2,314	-1,640	-1,021	-430

Total	106,156	69,911	31,467	131,972	92,542	60,706	28,111

	2005			2004
YTD year over year change	0509	0506	0503	0412	0409	0406	0403
Systems	15%	15%	11%	13%	15%	15%	9%
- Mobile Networks	14%	15%	11%	20%	22%	24%	19%
- Fixed Networks	9%	8%	17%	-43%	-47%	-50%	-53%
Total Network Equipment	14%	15%	11%	14%	16%	16%	12%
- Of which Network Rollout	35%	35%	25%	-1%	-7%	-8%	-14%
Professional Services	20%	18%	9%	8%	8%	7%	-7%
Other Operations	-2%	2%	11%	8%	9%	7%	4%
Less: Intersegment Sales	-51%	-40%	-43%	54%	66%	67%	-8%

Total	15%	15%	12%	12%	14%	14%	9%

OPERATING INCOME, OPERATING MARGIN AND EMPLOYEES

BY SEGMENT BY QUARTER

SEK million

OPERATING INCOME AND MARGIN

	2005			2004
Isolated quarters	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Systems	7,122	8,155	6,217	7,897	5,858	5,940	3,492
Phones	653	371	300	578	605	525	435
Other Operations	119	-94	46	470	248	558	22
Unallocated 1)	-69	-129	39	-12	-121	227	-16

Total	7,825	8,303	6,602	8,933	6,590	7,250	3,933

	2005			2004
As percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Systems	21%	23%	21%	21%	20%	20%	13%
Phones 2)	—	—	—	—	—	—	—
Other Operations	5%	-4%	2%	14%	9%	20%	1%

Total	22%	22%	21%	23%	21%	22%	14%

	2005			2004
Year to date	0509	0506	0503	0412	0409	0406	0403
Systems	21,494	14,372	6,217	23,187	15,290	9,432	3,492
Phones	1,324	671	300	2,143	1,565	960	435
Other Operations	71	-48	46	1,298	828	580	22
Unallocated 1)	-159	-90	39	78	90	211	-16

Total	22,730	14,905	6,602	26,706	17,773	11,183	3,933

	2005			2004
As percentage of net sales	0509	0506	0503	0412	0409	0406	0403
Systems	22%	22%	21%	19%	18%	17%	13%
Phones 2)	—	—	—	—	—	—	—
Other Operations	1%	-1%	2%	11%	10%	11%	1%

Total	21%	21%	21%	20%	19%	18%	14%

1)	“Unallocated” consists mainly of costs for corporate staffs and non-operational gains and losses

2)	Calculation not applicable

NUMBER OF EMPLOYEES

	2005			2004
Year to date	0509	0506	0503	0412	0409	0406	0403
Systems	48,839	47,955	46,338	45,500	44,998	45,108	45,209
Other Operations	5,748	5,683	5,587	5,034	5,260	5,568	5,440
Unallocated	—	—	—	—	—	—	—

Total	54,587	53,638	51,925	50,534	50,258	50,676	50,649

Of which Sweden	21,238	21,358	21,175	21,296	21,842	22,427	22,702

	2005			2004
Change in percent	0509	0506	0503	0412	0409	0406	0403
Systems	9%	6%	2%	1%	-4%	-11%	-16%
Other Operations	9%	2%	3%	-18%	-18%	-18%	-23%
Unallocated	—	—	—	—	—	—	—

Total	9%	6%	3%	-2%	-6%	-12%	-17%

Of which Sweden	-3%	-5%	-7%	-13%	-13%	-19%	-22%

NET SALES BY MARKET AREA BY QUARTER

SEK million

	2005			2004
Isolated quarters	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1,2)	9,555	9,902	9,961	13,091	9,783	9,272	7,876
Eastern Europe, Middle East & Africa 2)	9,170	9,965	8,539	10,028	8,464	7,847	7,110
North America	4,500	6,475	3,348	2,800	3,328	4,939	4,404
Latin America	5,115	4,429	3,551	4,491	3,665	3,455	2,867
Asia Pacific	7,905	7,673	6,068	9,020	6,596	7,082	5,854

Total	36,245	38,444	31,467	39,430	31,836	32,595	28,111

1) Of which Sweden	1,304	1,571	1,494	1,839	1,457	1,543	1,341
2) Of which EU, restated due to new members since April 1, 2004	10,409	10,528	10,607	14,002	10,053	10,144	8,167

	2005			2004
Sequential change	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1,2)	-4%	-1%	-24%	34%	6%	18%	-31%
Eastern Europe, Middle East & Africa 2)	-8%	17%	-15%	18%	8%	10%	-14%
North America	-31%	93%	20%	-16%	-33%	12%	-15%
Latin America	15%	25%	-21%	23%	6%	21%	-13%
Asia Pacific	3%	26%	-33%	37%	-7%	21%	-28%

Total	-6%	22%	-20%	24%	-2%	16%	-22%

1) Of which Sweden	-17%	5%	-19%	26%	-6%	15%	-19%
2) Of which EU, restated due to new members since April 1, 2004	-1%	-1%	-24%	39%	-1%	24%	-33%

	2005			2004
Year over year change	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1,2)	-2%	7%	26%	15%	23%	8%	-4%
Eastern Europe, Middle East & Africa 2)	8%	27%	20%	22%	36%	21%	23%
North America	35%	31%	-24%	-46%	-22%	17%	12%
Latin America	40%	28%	24%	36%	38%	57%	63%
Asia Pacific	20%	8%	4%	11%	-5%	16%	-5%

Total	14%	18%	12%	9%	14%	18%	9%

1) Of which Sweden	-11%	2%	11%	11%	6%	7%	-4%
2) Of which EU, restated due to new members since April 1, 2004	4%	4%	30%	15%	18%	15%	-5%

	2005			2004
Year to date	0509	0506	0503	0412	0409	0406	0403
Western Europe 1,2)	29,418	19,863	9,961	40,022	26,931	17,148	7,876
Eastern Europe, Middle East & Africa 2)	27,674	18,504	8,539	33,449	23,421	14,957	7,110
North America	14,323	9,823	3,348	15,471	12,671	9,343	4,404
Latin America	13,095	7,980	3,551	14,478	9,987	6,322	2,867
Asia Pacific	21,646	13,741	6,068	28,552	19,532	12,936	5,854

Total	106,156	69,911	31,467	131,972	92,542	60,706	28,111

1) Of which Sweden	4,369	3,065	1,494	6,180	4,341	2,884	1,341
2) Of which EU, restated due to new members since April 1, 2004	31,544	21,135	10,607	42,366	28,364	18,311	8,167

	2005			2004
YTD year over year change	0509	0506	0503	0412	0409	0406	0403
Western Europe 1,2)	9%	16%	26%	11%	9%	2%	-4%
Eastern Europe, Middle East & Africa 2)	18%	24%	20%	25%	27%	22%	23%
North America	13%	5%	-24%	-12%	2%	15%	12%
Latin America	31%	26%	24%	46%	51%	60%	63%
Asia Pacific	11%	6%	4%	4%	1%	5%	-5%

Total	15%	15%	12%	12%	14%	14%	9%

1) Of which Sweden	1%	6%	11%	5%	3%	2%	-4%
2) Of which EU, restated due to new members since April 1, 2004	11%	15%	30%	11%	9%	5%	-5%

EXTERNAL NET SALES BY MARKET AREA BY SEGMENT

SEK million

Isolated Q3

Jul - Sep 2005	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Western Europe	8,135	24%	1,420	63%	9,555	26%
Eastern Europe, Middle East & Africa	8,939	26%	231	10%	9,170	26%
North America	4,344	13%	156	7%	4,500	12%
Latin America	5,012	15%	103	5%	5,115	14%
Asia Pacific	7,578	22%	327	15%	7,905	22%

Total	34,008	100%	2,237	100%	36,245	100%

Share of Total	94%		6%		100%

Jul - Sep 2004	Systems	Share of Systems	Other	Share of Other	Total	Share Total
Western Europe	8,169	28%	1,614	62%	9,783	31%
Eastern Europe, Middle East & Africa	8,051	28%	413	16%	8,464	27%
North America	3,159	11%	169	6%	3,328	10%
Latin America	3,616	12%	49	2%	3,665	11%
Asia Pacific	6,244	21%	352	14%	6,596	21%

Total	29,239	100%	2,597	100%	31,836	100%

Share of Total	92%		8%		100%

Change	Systems		Other		Total
Western Europe	0%		-12%		-2%
Eastern Europe, Middle East & Africa	11%		-44%		8%
North America	38%		-8%		35%
Latin America	39%		110%		40%
Asia Pacific	21%		-7%		20%

Total	16%		-14%		14%

Year to date

Jan - Sep 2005	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Western Europe	25,027	25%	4,391	62%	29,418	28%
Eastern Europe, Middle East & Africa	26,795	27%	879	12%	27,674	26%
North America	13,871	14%	452	6%	14,323	14%
Latin America	12,896	13%	199	3%	13,095	12%
Asia Pacific	20,419	21%	1,227	17%	21,646	20%

Total	99,008	100%	7,148	100%	106,156	100%

Share of Total	93%		7%		100%

Jan - Sep 2004	Systems	Share of Systems	Other	Share of Other	Total	Share Total
Western Europe	22,303	26%	4,628	62%	26,931	29%
Eastern Europe, Middle East & Africa	22,528	27%	893	12%	23,421	25%
North America	12,160	14%	511	7%	12,671	14%
Latin America	9,721	11%	266	4%	9,987	11%
Asia Pacific	18,455	22%	1,077	15%	19,532	21%

Total	85,167	100%	7,375	100%	92,542	100%

Share of Total	92%		8%		100%

Change	Systems		Other		Total
Western Europe	12%		-5%		9%
Eastern Europe, Middle East & Africa	19%		-2%		18%
North America	14%		-12%		13%
Latin America	33%		-25%		31%
Asia Pacific	11%		14%		11%

Total	16%		-3%		15%

TOP 10 MARKETS IN SALES

Jan - Sep 2005

Sales	YTD Share of total sales	Q3 Share of iso. total sales
United States	12%	12%
Italy	7%	8%
China	7%	5%
Brazil	5%	6%
Spain	5%	5%
Sweden	4%	4%
Mexico	4%	4%
United Kingdom	3%	2%
India	3%	4%
Turkey	3%	2%

CUSTOMER FINANCING RISK EXPOSURE

SEK billion	Sep 30 2005	Jun 30 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004	Mar 31 2004
On-balance sheet credits	6.5	6.5	6.9	8.4	9.0	8.6	10.3
Off-balance sheet credits	0.1	0.1	0.1	0.6	1.1	1.1	1.2

Total credits	6.6	6.6	7.0	9.0	10.1	9.7	11.5
Accrued interest	0.1	0.1	0.1	0.2	0.2	0.2	0.1
Less third-party risk coverage	-0.5	-0.1	-0.3	-0.3	-0.5	-0.5	-0.4

Ericsson’s risk exposure	6.2	6.6	6.8	8.9	9.8	9.4	11.2

On-balance sheet credits, net value	4.6	4.5	4.3	3.7	3.4	3.0	3.9
Reclassifications 1)	-0.1	-0.1	-0.1	-0.1	—	—	—
On-balance sheet credits, net book value	4.5	4.4	4.2	3.6	3.4	3.0	3.9
Credit commitments for customer financing	2.6	2.8	2.3	2.2	2.7	3.0	3.7

1)	Reclassification due to consolidation in accordance with URA 20

TRANSACTIONS WITH SONY ERICSSON MOBILE COMMUNICATIONS

	Jul - Sep		Jan - Sep
SEK million	2005	2004	2005	2004
Sales to Sony Ericsson	481	166	1,214	1,065
Royalty from Sony Ericsson	297	157	411	467
Purchases from Sony Ericsson	194	51	689	465
Shareholder contribution	—	—	—	—
Receivables from Sony Ericsson	301	265	301	265
Liabilities to Sony Ericsson	93	9	93	9

ERICSSON

OTHER INFORMATION

SEK million	Jul - Sep 2005	Jul - Sep 2004	Jan - Sep 2005	Jan - Sep 2004	Jan - Dec 2004
Number of shares and earnings per share
Number of shares, end of period (million)	16,132	16,132	16,132	16,132	16,132
Number of treasury shares, end of period (million)	275	302	275	302	300
Number of shares outstanding, basic, end of period (million)	15,857	15,830	15,857	15,830	15,832
Numbers of shares outstanding, diluted, end of period (million)	15,919	15,861	15,919	15,861	15,898
Average number of treasury shares (million)	287	303	294	304	303
Average number of shares outstanding, basic (million)	15,845	15,830	15,838	15,828	15,829
Average number of shares outstanding, diluted (million) 1)	15,907	15,860	15,900	15,859	15,895
Earnings per share, basic (SEK)	0.34	0.27	1.00	0.75	1.11
Earnings per share, diluted (SEK)1)	0.33	0.27	0.99	0.75	1.11

Ratios 2)
Equity ratio, percent	—	—	49.2%	42.0%	43.8%
Capital turnover (times)	1.2	1.1	1.2	1.1	1.2
Accounts receivable turnover (times)	3.6	4.1	3.8	3.9	4.1
Inventory turnover (times)	4.1	4.3	4.5	4.8	5.7
Return on equity, percent	23.1%	23.3%	23.7%	22.5%	24.2%
Return on capital employed, percent	27.7%	26.0%	27.7%	24.3%	26.4%
Days Sales Outstanding	—	—	102	88	75
Payment readiness, end of period	—	—	65,112	82,023	81,447
Payment readiness, as percentage of sales	—	—	46.0%	66.5%	61.7%

Exchange rates used in the consolidation
SEK / EUR - average rate	—	—	9.21	9.16	9.12
- closing rate	—	—	9.32	9.06	9.00
SEK / USD - average rate	—	—	7.29	7.48	7.33
- closing rate	—	—	7.73	7.34	6.61

Other
Additions to tangible fixed assets	774	706	2,274	1,658	2,452
- Of which in Sweden	160	283	732	740	1,148
Additions to capitalized development expenses	293	330	748	792	1,146
Capitalization of development expenses, net	-579	-883	-1,629	-2,256	-3,101
Depreciation of tangible and other intangible assets	634	721	2,034	2,208	2,757
Goodwill amortization	—	—	-1	—	-17
Amortization of development expenses	872	1,213	2,377	3,048	4,247

Total depreciation and amortization of tangible / intangible assets	1,506	1,934	4,410	5,256	6,987
Export sales from Sweden	23,606	20,431	69,865	63,555	86,510

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share

2)	Ratios restated in accordance with IFRS, excluding IAS 39

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: October 21, 2005